UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 8, 2022

Endurance Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40810	98-1599901
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

630 Fifth Avenue, 20th Floor

New York, NY 10111

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (646) 585-8975

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A ordinary share and one-half of one redeemable Warrant	EDNCU	The Nasdaq Stock Market LLC

Class A ordinary shares, par value $0.0001 per share	EDNC	The Nasdaq Stock Market LLC

Warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50 per share	EDNCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

Business Combination and Consideration

On March 8, 2022, Endurance Acquisition Corp., a Cayman Islands exempted company (“Endurance”), entered into a business combination agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (“SatixFy”), and SatixFy MS, a Cayman Islands exempted company and a direct, wholly owned subsidiary of SatixFy (“Merger Sub”). Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Endurance (the “Business Combination”), with Endurance surviving the Business Combination as a wholly-owned subsidiary of SatixFy. Capitalized terms used herein but not defined shall have the meanings assigned to them in the Business Combination Agreement.

At the effective time of the Business Combination (the “Effective Time”), (i) each Class A ordinary share of Endurance, par value $0.0001 per share (excluding treasury shares, redeeming shares and dissenting shares), will be exchanged for one ordinary share of SatixFy and (ii) each outstanding warrant of Endurance (the “SPAC Warrants”) will be assumed by SatixFy and will become a warrant exercisable for one ordinary share of SatixFy (subject the terms and conditions of the Warrant Assumption Agreement).

Prior to the Effective Time, each preferred share of SatixFy will be converted into one ordinary share of SatixFy. Immediately following such preferred share conversion but prior to the Effective Time, each issued and outstanding ordinary share of SatixFy will be converted into a number of SatixFy ordinary shares (the “Pre-Closing Recapitalization”) determined by multiplying each then issued and outstanding ordinary share by the quotient of (a) the Adjusted Equity Value Per Share and (b) $10.00 (the “Exchange Ratio”). Additionally, immediately following the Pre-Closing Recapitalization but prior to the Effective Time, each SatixFy option outstanding and unexercised immediately prior to the Effective Time, will be adjusted by multiplying the number of SatixFy ordinary shares subject to such option by the Exchange Ratio and the per share exercise price will determined by dividing the exercise price of such option immediately prior to the Effective Time by the Exchange Ratio. In addition, immediately following the Pre-Closing Recapitalization but prior to the Effective Time, each SatixFy warrant will be adjusted by multiplying the number of SatixFy ordinary shares subject to such warrant by the Exchange Ratio and the per share exercise price will be determined by dividing the per share exercise price of such warrant immediately prior to the Effective Time by the Exchange Ratio. Each SatixFy warrant issued and outstanding will be exercised on a cashless basis assuming a then price per share equal to $10.00, and no SatixFy warrants shall survive after the Effective Time.

Prior to the execution of the Business Combination Agreement, SatixFy entered into a credit facility pursuant to which SatixFy borrowed $55,000,000 (the “Debt Financing”). Substantially contemporaneously with the Effective Time, SatixFy will issue securities to certain investors (the “PIPE Investors”) pursuant to the unit subscription agreements (the “PIPE Financing” or the “Unit Subscription Agreements”), as described in more detail below.

Further, prior to the execution of the Business Combination Agreement, SatixFy entered into an equity line of credit purchase agreement and related registration rights agreement with CF Principal Investments LLC, a Delaware limited liability company and an affiliate of Cantor Fitzgerald & Co (“CF Principal Investments”), pursuant to which SatixFy may issue up to $75,000,000 of ordinary shares of SatixFy following the closing of the Business Combination (the “Equity Line of Credit”).

SatixFy’s ordinary shares and warrants to be received by Endurance Antarctica Partners, LLC (the “Sponsor”) and SatixFy ordinary shares held by SatixFy’s current security holders will be subject to the transfer restrictions described below under the headings “Sponsor Letter Agreement” and “Amended and Restated Shareholders’ Agreement”, respectively.

The Business Combination and related transactions contemplated by the Business Combination Agreement (collectively, the “Transactions”) are expected to be consummated in the second half of 2022, subject to the respective prior approvals of the shareholders of Endurance and the ordinary and preferred shareholders of SatixFy, and the fulfillment of certain other conditions as described in the Business Combination Agreement.

Immediately following the Effective Time, SatixFy will issue 27,000,000 price adjustment shares (the “Price Adjustment Shares”) to certain members of SatixFy’s management and 500,000 Price Adjustment Shares to the Sponsor. The Price Adjustment Shares vest at three price adjustment achievement dates as follows:

●	One-third of the Price Adjustment Shares will vest if at any time 150 days after closing and within the 10 year period following the closing, the volume weighted average price (“the VWAP”) of SatixFy’s ordinary shares is greater than or equal to $12.50 for any 7 trading days within a period of 30 consecutive trading days.

●	One-third of the Price Adjustment Shares will vest if at any time 150 days after closing and within the 10 year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $14.00 for any 7 trading days within a period of 30 consecutive trading days.

●	One-third of the Price Adjustment Shares will vest if at any time 150 days after closing and within the 10 year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $15.50 for any 7 trading days within a period of 30 consecutive trading days.

After the consummation of the Transactions, the size of the board of directors of SatixFy will initially have a minimum of three and maximum of nine members, divided into three classes, with one member being designated by the Sponsor. In the event of a SatixFy change in control transaction within five years following the closing of the Business Combination, all of the unvested Price Adjustment Shares not earlier vested will vest immediately prior to the closing of such change in control.

Representations and Warranties

The Business Combination Agreement contains representations and warranties of the parties, as applicable, relating to, among other things, organization and qualification; capitalization; the authorization, performance and enforceability of the Business Combination Agreement; financial statements; absence of undisclosed liabilities; consents and governmental approvals; permits; material contracts; absence of changes; litigation; compliance with applicable laws; employee plans; environmental matters; intellectual property; suppliers and customers; privacy and data security; labor matters; insurance; tax matters; brokers; real and personal property; transactions with affiliates; compliance with international trade and anti-corruption laws; the PIPE Financing; and Equity Line of Credit; and governmental grants.

The representations and warranties of the parties contained in the Business Combination Agreement will terminate and be of no further force and effect at the Effective Time, except for certain limited representations and warranties of each of Endurance and SatixFy.

Covenants

The Business Combination Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the Transactions and efforts to satisfy conditions to the consummation of the Transactions. Under the interim operating covenants, SatixFy has the right to raise additional funds through the issuance of Equity Securities prior to the consummation of the Transactions in accordance with the terms and subject to the conditions set forth in the Business Combination Agreement. The Business Combination Agreement also contains additional covenants of the parties, including, among others, covenants providing for Endurance and SatixFy to cooperate in the preparation of a joint proxy statement/registration statement on Form F-4 (the “Registration Statement”) required to be prepared and filed with the Securities and Exchange Commission (“SEC”) in connection with the Business Combination.

Conditions to Closing

The consummation of the Transactions is subject to customary closing conditions for special purpose acquisition companies, including, among others, that:

●	no enacted or promulgated law or order enjoins or prohibits the consummation of the Transactions;

●	the Registration Statement shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended (“Securities Act”), no stop order shall have been issued by the SEC that remains in effect with respect to the Registration Statement, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC which remains pending;

●	the requisite approval of SatixFy’s preferred and ordinary shareholders, SatixFy Shareholders Consents and Waivers and Consent to Shareholders Agreement Termination shall have been obtained;

●	the requisite approval of Endurance’s stockholders shall have been obtained;

●	Endurance has at least $5,000,001 of net tangible assets remaining prior to the Transactions (after giving effect to any redemption requests by Endurance shareholders);

●	SatixFy’s application to list its ordinary shares (including ordinary shares to be issued pursuant to the Business Combination) shall have been approved by the Nasdaq Capital Market or another national securities exchange, subject to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders;

●	customary bringdown of the representations, warranties and covenants of the parties therein; and

●	the filing and obtaining of certain notices and approvals to and by the Israeli Innovation Authority.

In addition, the obligations of SatixFy and Merger Sub to consummate the Transactions is conditioned upon, among other things, the amount (the “Aggregate Transaction Proceeds”) equal to (i) the aggregate amount remaining in Endurance’s trust account after taking into account all redemptions, minus (ii) SPAC Expenses, minus (iii) Company Expenses, plus (iv) the aggregate proceeds to SatixFy from the Debt Financing less cash expenses, plus (v) aggregate proceeds received by SatixFy pursuant to any Permitted Interim Financing less cash expenses, plus (vi) the aggregate proceeds to SatixFy from the PIPE Financing, plus (vii) the aggregate proceeds received by or available to SatixFy from the Backstop Financing, if any, if entered into prior to or concurrently with the Effective Time less cash expenses, and plus (viii) $37,500,000 attributable to SatixFy’s securities that can be sold pursuant to the Equity Line of Credit being equal to or greater than $115,000,000.

Termination

The Business Combination Agreement may be terminated:

●	by mutual written consent of Endurance and SatixFy;

●	by Endurance to the other parties, if any of the representations or warranties set forth in Article III of the Business Combination Agreement shall not be true and correct or if either SatixFy or Merger Sub has breached or failed to perform any covenant or agreement on the part of SatixFy set forth in the Business Combination Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) of the Business Combination Agreement could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the breaches or failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to SatixFy by Endurance, and (ii) the Termination Date; provided, however, that Endurance is not then in breach of the Business Combination Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) of the Business Combination Agreement from being satisfied

●	by SatixFy to the other parties, if any of the representations or warranties set forth in Article IV of the Business Combination Agreement shall not be true and correct or if Endurance has breached or failed to perform any covenant or agreement on the part of Endurance set forth in the Business Combination Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) of the Business Combination Agreement could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the breaches or failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to Endurance by SatixFy and (ii) the Termination Date; provided, however, neither SatixFy or Merger Sub is then in breach of the Business Combination Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) of the Business Combination Agreement from being satisfied;

●	by either Endurance or SatixFy to the other parties, if the transactions contemplated by the Business Combination Agreement shall not have been consummated on or prior to September 8, 2022 (the “Termination Date”); provided, that either Endurance or SatixFy shall have the right, upon written notice to the other parties before the Termination Date, to extend the Termination Date to November 7, 2022 if all conditions to the Closing listed in Article VI have been satisfied, other than the conditions set forth in Sections 6.1(b), 6.1(d), 6.1(f) of the Business Combination Agreement and those conditions that are only capable of being satisfied at Closing; provided further, that (i) the right to terminate this Agreement pursuant to this paragraph shall not be available to Endurance if Endurance’s breach of any of its covenants or obligations under the Business Combination Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, (ii) the right to terminate the Business Combination Agreement pursuant to this paragraph shall not be available to the SatixFy if either SatixFy’s or Merger Sub’s breach of its covenants or obligations under the Business Combination Agreement shall have proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement on or before the Termination Date, and (iii) the right to extend the Termination Date pursuant to this paragraph shall not be available to any Party who is then in breach of its covenants or obligations under the Business Combination Agreement;

●	by either Endurance or SatixFy to the other parties, if any governmental entity shall have issued an order, promulgated a law or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action shall have become final and non-appealable;

●	by either Endurance or SatixFy to the other parties if the required approval of Endurance’s shareholders shall not have been obtained by reason of the failure to obtain the required vote at Endurance’s shareholders meeting duly convened therefor (or at any adjournment thereof taken in accordance with the Business Combination Agreement);

●	by SatixFy to the other parties if, prior to obtaining the required approval of Endurance’s shareholders, Endurance’s Board of Directors (i) shall have changed its recommendation to Endurance’s shareholders to vote in favor of the Business Combination Agreement and the Transactions or (ii) shall have failed to include such recommendation in the Registration Statement; or

●	by Endurance to the other parties if (i) SatixFy’s shareholders have duly voted at a SatixFy shareholder meeting and either the required SatixFy preferred shareholder approval or the required SatixFy shareholder approval shall not been obtained or (ii) SatixFy, in its capacity as shareholder of Merger Sub, revokes the Merger Sub written resolution approving the Business Combination Agreement and the Transactions at any time.

The foregoing summary of the Business Combination Agreement is qualified in its entirety by reference to the text of the Business Combination Agreement, which is attached as Exhibit 2.1 hereto and incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of the Business Combination Agreement or other specific dates. The Business Combination Agreement has been included as an exhibit to this Current Report on Form 8-K to provide investors with information regarding its terms. It is not intended to provide any other factual information about Endurance, SatixFy, or any other party to the Business Combination Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, are subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Endurance’s public disclosures.

Amended and Restated Shareholders’ Agreement

Concurrently with the execution of the Business Combination Agreement, SatixFy, the Sponsor, Endurance, the directors and advisors of Endurance and certain security holders of SatixFy entered into the Amended and Restated Shareholders’ Agreement (the “A&R Shareholders’ Agreement”) pursuant to which, following completion of the Transactions, SatixFy agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain SatixFy ordinary shares that are held by the parties thereto from time to time. In certain circumstances, various parties to the A&R Shareholders’ Agreement will also be entitled customary demand and/or piggyback registration rights, in each case subject to certain limitations set forth in the A&R Shareholders’ Agreement. In addition, the A&R Shareholders’ Agreement provides that SatixFy will pay certain expenses relating to such registrations and indemnify the security holders against certain liabilities. The rights granted under the A&R Shareholders’ Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to SatixFy securities, and all such prior agreements shall be terminated.

Additionally, under the A&R Shareholders’ Agreement, the shareholders of SatixFy who are a party thereto have agreed, and (the directors and advisors of Endurance have agreed) not to transfer their SatixFy ordinary shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing for a period of one hundred eighty (180) days thereafter. In SatixFy’s amended and restated articles of association, the shareholders of SatixFy who are shareholders immediately prior to the closing date of the Business Combination are not permitted to transfer their SatixFy ordinary shares, except to certain permitted transferees, beginning on the closing date of the Business Combination and continuing for a period of one hundred eighty (180) days thereafter.

The foregoing summary of the A&R Shareholders’ Agreement is qualified in its entirety by reference to the text of the A&R Shareholders’ Agreement, which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, the Sponsor entered into a letter agreement (the “Sponsor Letter Agreement”) in favor of SatixFy and Endurance, pursuant to which it has agreed to (i) vote all of the Class B ordinary shares and any other equity securities of Endurance beneficially owned by it in favor of the Business Combination and each other proposal related to the Business Combination proposed by the Endurance board of directors at the meeting of Endurance shareholders called to approve the Business Combination, (ii) appear at such shareholder meeting for the purpose of establishing a quorum, (iii) vote all such shares against any action that would reasonably be expected to materially impede, interfere with, delay, postpone, or adversely affect the Business Combination or any of the other Transactions contemplated by the Business Combination Agreement, (iv) not to transfer, assign, or sell such Endurance shares and warrants (or shares and warrants of SatixFy issuable to it in exchange for such Endurance shares and warrants upon consummation of the Business Combination) it owns (the “Sponsor Interests”) (a) prior to the consummation of the Business Combination, except to certain permitted transferees, and (b) for a period of one hundred eighty (180) days following the closing date of the Business Combination, subject to certain exceptions, and (v) waive any adjustment to the Initial Conversion Ratio (as defined in Endurance’s amended and restated memorandum and articles of association) that would otherwise apply pursuant to the amended and restated memorandum and articles of association, and to any other anti-dilution protections or other rights with respect to the Founder Shares or otherwise, as a result of the Transactions. Additionally, the Sponsor agreed not to redeem any shares of common stock of Endurance in connection with any shareholder approval of the Business Combination and to waive anti-dilution protections.

The Sponsor has agreed that if the Aggregate Transaction Proceeds (as defined below) immediately prior to the effective time of the Business Combination are equal to or greater than $115,000,000 but less than $145,000,000 then up to 10% of the Sponsor Interests will be subject to the vesting provisions set forth below. If the Aggregate Transaction Proceeds are less than $115,000,000, then an additional 30% of the Sponsor Interests shall be subject to the vesting provisions set forth below. All shares and warrants subject to such vesting shall be referred to as the “Unvested Sponsor Interests”:

●	One-third of the Unvested Sponsor Interests will vest if at any time 150 days after closing and within the 5 year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $12.50 for any 7 trading days within a period of 30 consecutive trading days.

●	One-third of the Unvested Sponsor Interests will vest if at any time 150 days after closing and within the 5 year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $14.00 for any 7 trading days within a period of 30 consecutive trading days.

●	One-third of the Unvested Sponsor Interests will vest if at any time 150 days after closing and within the 5 year period following the closing, the VWAP of SatixFy’s ordinary shares is greater than or equal to $15.50 for any 7 trading days within a period of 30 consecutive trading days.

In the event of a SatixFy change in control transaction within five years following the closing of the Business Combination, all of the Unvested Sponsor Interests not earlier vested will vest immediately prior to the closing of such change in control. If the aforementioned conditions are not met within five years following the closing of the Business Combination, all of the Unvested Sponsor Interests not earlier vested will be forfeited. Additionally, to the extent the Sponsor forfeits any Escrow Shares, as defined and described below under “PIPE Financing,” to PIPE Investors, an equal number of the Unvested Sponsor Interests will vest immediately.

The Aggregate Transaction Proceeds for purposes of the Sponsor Letter Agreement are calculated as (i) the aggregate amount remaining in Endurance’s trust account after taking into account all redemptions, minus (ii) SPAC Expenses, minus (iii) Company Expenses, plus (iv) the aggregate proceeds to SatixFy from the Debt Financing less cash expenses, plus (v) the aggregate proceeds received by SatixFy pursuant to any Permitted Interim Financing from any investor with whom the Sponsor or such affiliate has a material relationship and that is first identified to SatixFy by Sponsor or such affiliate less cash expenses, plus (vi) the aggregate proceeds to SatixFy from the PIPE Financing less cash expenses, plus (vii) the aggregate proceeds received by or available to SatixFy from the Backstop Financing, if any, if entered into prior to or concurrently with the Effective Time less cash expenses, and plus (viii) $37,500,000 attributable to SatixFy’s securities that can be sold pursuant to the Equity Line of Credit.

The foregoing summary of the Sponsor Letter Agreement is qualified in its entirety by reference to the text of the Sponsor Letter Agreement, which is attached as Exhibit 10.2 hereto and incorporated herein by reference.

SatixFy Transaction Support Agreements

Concurrently with the execution of the Business Combination Agreement, certain shareholders of SatixFy entered into transaction support agreements (the “SatixFy Transaction Support Agreements”) with Endurance and SatixFy, pursuant to which, among other things, they agreed to (i) vote (or cause to be voted, as applicable) the covered shares in favor of all of the matters, actions and proposals necessary to consummate the Transactions contemplated by the Business Combination Agreement, (ii) appear at such meeting or otherwise cause the covered shares to be counted as present at the SatixFy shareholder meeting for purposes of constituting a quorum, (iii) vote (or cause to be voted, as applicable) the covered shares against any proposals which are in competition with or materially inconsistent with, the Business Combination Agreement, not to transfer, assign, or sell their respective shares, except to certain permitted transferees, prior to the consummation of the Transactions and (iv) consent to the transactions contemplated by the Business Combination Agreement. Further, as noted earlier and agreed to in the Transaction Support Agreements, the SatixFy shareholders agree not to transfer their SatixFy ordinary shares, except to certain permitted transferees and subject to the amended and restated articles of association of SatixFy. The SatixFy shareholders who entered into the Transaction Support Agreements represent the requisite percentage of the vote need to approve all such actions subject to a vote. The SatixFy warrant holders have also agreed to the treatment of warrants set forth in the Business Combination Agreement.

The foregoing summary of the SatixFy Transaction Support Agreements is qualified in its entirety by reference to the text of the SatixFy Transaction Support Agreements, the form of which is attached as Exhibit 10.3 hereto and incorporated herein by reference.

PIPE Financing

Concurrently with the execution of the Business Combination Agreement, Endurance and SatixFy entered into Unit Subscription Agreements with certain investors. Pursuant to the Unit Subscription Agreements, the PIPE Investors agreed to subscribe for and purchase, and SatixFy agreed to issue and sell to the PIPE Investors, immediately prior to the closing of the Business Combination, an aggregate of 2,910,000 SatixFy units (the “PIPE Units”) consisting of (i) one ordinary share of SatixFy (the “PIPE Shares”) and (ii) one-half of one redeemable warrant exercisable for one SatixFy ordinary share at a price of $11.50 per share (the “PIPE Warrants”) for a purchase price of $10.00 per unit, for gross proceeds of $29,100,000, on the terms and subject to the conditions set forth in the applicable Unit Subscription Agreement. Affiliates of the Sponsor agreed to purchase $10,000,000 of SatixFy units pursuant to the Unit Subscription Agreements on the same terms and conditions as all other PIPE Investors. The ordinary shares and the warrants which comprise the units are not attached and will trade separately without any instruction or detachment obligations on the part of the SatixFy, the PIPE Investors or the warrant agent.

The PIPE Warrants will be issued under a PIPE warrant agreement, the form of which is attached as an exhibit to the Business Combination Agreement (the “PIPE Warrant Agreement”). The PIPE Warrants are also subject to adjustment for other customary adjustments for stock dividends, stock splits and similar corporate actions. The PIPE Warrants will be exercisable for a period of five years following the closing. The terms of the PIPE Warrants are substantially the same as the existing SPAC Warrants.

Pursuant to the terms of the Unit Subscription Agreements, SatixFy will deliver 1,175,192 ordinary shares issuable to SatixFy shareholders and 391,731 ordinary shares on behalf of the Sponsor into the Escrow Account (as defined in the Unit Subscription Agreements) (collectively, the “Escrow Shares”). To the extent that pursuant to the terms of the Unit Subscription Agreements, any amount of Sponsor Interests deposited into the Escrow Account pursuant to Section 2 of the Unit Subscription Agreements are released from the Escrow Account to a PIPE Investor pursuant to the terms of Section 2 of the Unit Subscription Agreements (the “Forfeiture” and such forfeited Sponsor Interests, the “Forfeited Sponsor Interests”), then an amount of Unvested Sponsor Interests that remain subject to vesting equal to the Forfeited Sponsor Interests shall vest effective as of the date any such Sponsor Interests are released from the Escrow Account to a PIPE Investor, which Unvested Sponsor Interests shall vest on a pro rata basis as between the Sponsor Interests subject to vesting at each of the three measurement periods.

As described above, pursuant to the terms of the Unit Subscription Agreements, SatixFy will deliver the Escrow Shares into the Escrow Account (as defined in the Unit Subscription Agreements). The Escrow Shares will be released in pro rata portions as follows:

●	In the event that the Measurement Period VWAP (as defined in the Unit Subscription Agreements) (the “Measurement Period VWAP”), is less than $10.00 per ordinary share, then the PIPE Investor shall be entitled to receive a portion of the Escrow Shares equal to the product of (x) the number of shares issued to the PIPE Investor at the closing as part of the units held through the Measurement Date (as defined in the Unit Subscription Agreements), multiplied by (y) a fraction, (A) the numerator of which is $10.00 minus the Measurement Period VWAP and (B) the denominator of which is the Measurement Period VWAP.
●	In the event that the Measurement Period VWAP is less than $6.50, the Measurement Period VWAP, for the purposes of this calculation shall be deemed to be $6.50.

●	In the event that the Measurement Period VWAP is equal to or more than $10.00 per ordinary share, all Escrow Shares will be released to the Sponsor and SatixFy shareholders.

The sale of units to PIPE Investors pursuant to the Unit Subscription Agreements will be consummated substantially concurrently with the closing of the Business Combination. The Unit Subscription Agreements contain customary representations and warranties of SatixFy, Endurance, and each PIPE Investor and contains customary conditions to closing, including the consummation of the Transactions.

SatixFy agreed to file a registration statement registering the resale of the PIPE Shares, the PIPE Warrants and the ordinary shares underlying the PIPE Warrants within thirty (30) days after consummation of the Transactions.

The foregoing summary of the Unit Subscription Agreements and the PIPE Warrant Agreement are qualified in their entirety by reference to the text of the Unit Subscription Agreements and the PIPE Warrant Agreement, the forms of which are filed as Exhibit 10.4 and Exhibit 10.5 hereto and are incorporated herein by reference.

SatixFy Warrant Assumption Agreement

Immediately prior to the Effective Time, SatixFy, Endurance and Continental Stock Transfer & Trust Company will enter into a warrant assignment, assumption and amendment agreement (the “SatixFy Warrant Assumption Agreement”) pursuant to which, among other things, Endurance will assign all of Endurance’s right, title and interest in and to, and SatixFy will assume all of Endurance’s liabilities and obligations under, the Warrant Agreement dated September 14, 2021, by and between Endurance and Continental Stock Transfer & Trust Company (the “Original Warrant Agreement”). As a result of such assignment and assumption, following the execution of the Original Warrant Agreement, each whole Endurance warrant will be exchanged for a warrant to purchase SatixFy ordinary shares on the terms and conditions of the Original Warrant Agreement (as amended by the SatixFy Warrant Assumption Agreement).

The foregoing summary of the SatixFy Warrant Assumption Agreement is qualified in its entirety by reference to the text of the Warrant Assumption Agreement, the form of which is attached as Exhibit 10.6 hereto and incorporated herein by reference.

Amended and Restated Registration Rights Agreement

Concurrently with the execution of the Business Combination Agreement, Endurance, the Sponsor and Cantor Fitzgerald & Co. will enter into that certain Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”) pursuant to which, following completion of the Transactions, the parties to the A&R Registration Rights Agreement will receive the same registration rights as those persons party to the A&R Shareholders’ Agreement. The parties to the A&R Registration Rights Agreement will also be entitled customary demand and/or piggyback registration rights, in each case subject to certain limitations consistent with A&R Shareholders’ Agreement. The rights granted under the A&R Registration Rights Agreement supersede any prior registration, qualification, or similar rights of the parties with respect to SatixFy or Endurance securities, and all such prior agreements shall be terminated.

The foregoing summary of the A&R Registration Rights Agreement is qualified in its entirety by reference to the text of such, the form of which is attached as Exhibits 10.7 hereto, and incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

On March 8 2022, Endurance and SatixFy issued a joint press release announcing the Business Combination, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished herewith as Exhibit 99.2 and incorporated into this Item 7.01 by reference is an investor presentation that was used by SatixFy in connection with the sale of SatixFy units to the to the PIPE Investors as described above.

The information set forth under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Important Information About the Proposed Transaction and Where to Find It

The proposed business combination will be submitted to shareholders of Endurance for their consideration. SatixFy intends to file the Registration Statement with the SEC which will include preliminary and definitive proxy statements to be distributed to Endurance’s shareholders in connection with Endurance’s solicitation for proxies for the vote by Endurance’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SatixFy’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Endurance will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Endurance’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Endurance’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Endurance, SatixFy and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Endurance, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Endurance Acquisition Corp., 630 Fifth Avenue, 20th Floor, New York, NY 10111.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of SatixFy’s and Endurance’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SatixFy and Endurance. These forward-looking statements are subject to a number of risks and uncertainties, including the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination; the outcome of any legal proceedings that may be instituted against SatixFy or Endurance, the combined company or others following the announcement of the proposed business combination; the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of SatixFy or Endurance or to satisfy other conditions to closing; changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; the ability to meet stock exchange listing standards following the consummation of the proposed business combination; the risk that the proposed business combination disrupts current plans and operations of SatixFy as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the proposed business combination; changes in applicable laws or regulations; SatixFy’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other epidemics; changes in the competitive environment affecting SatixFy or its customers, including SatixFy’s inability to introduce new products or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to SatixFy’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against SatixFy; the possibility that SatixFy or Endurance may be adversely affected by other economic, business and/or competitive factors; SatixFy's estimates of its financial performance; risks related to the fact that SatixFy is incorporated in Israel and governed by Israeli law; and those factors discussed in Endurance’s final prospectus dated September 14, 2021 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, in each case, under the heading “Risk Factors,” and other documents of Endurance filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SatixFy nor Endurance presently know or that SatixFy and Endurance currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SatixFy’s and Endurance’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. SatixFy and Endurance anticipate that subsequent events and developments will cause SatixFy’s and Endurance’s assessments to change. However, while SatixFy and Endurance may elect to update these forward-looking statements at some point in the future, SatixFy and Endurance specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SatixFy’s and Endurance’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

Endurance, SatixFy and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Endurance’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Endurance’s shareholders in connection with the proposed business combination will be set forth in Endurance’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Endurance’s directors and executive officers in Endurance’s final prospectus filed with the SEC on September 14, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1†	Business Combination Agreement, dated as of March 8, 2022, by and among Endurance Acquisition Corp., SatixFy MS and SatixFy Communications Ltd.

10.1	Amended and Restated Shareholders’ Agreement, dated as of March 8, 2022, by and among SatixFy Communications Ltd. and the investors named on the signature pages thereto.

10.2	Sponsor Letter Agreement, dated as of March 8, 2022, by and among Endurance Antarctica Partners, LLC, Endurance Acquisition Corp. and SatixFy Communications Ltd.

10.3	Form of SatixFy Transaction Support Agreements, dated as of March 8, 2022, by and among Endurance Acquisition Corp., SatixFy Communications Ltd. and the certain shareholders of SatixFy Communications Ltd. named on the signature pages thereto.

10.4	Form of Unit Subscription Agreements, dated as of March 8, 2022, by and among Endurance Antarctica Partners, LLC, Endurance Acquisition Corp., SatixFy Communications Ltd. and certain investors.

10.5	Form of PIPE Warrant Agreement.

10.6	Form of SatixFy Warrant Assumption Agreement.

10.7	Amended and Restated Registration Rights Agreement, dated as of March 8, 2022, by and among Endurance Acquisition Corp., Endurance Antarctica Partners, LLC and Cantor Fitzgerald & Co.

99.1	Press Release, dated as of March 8, 2022.

99.2	Investor Presentation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

†	Certain schedules and exhibits to this Exhibit have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Registrant agrees to furnish supplemental copies of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Endurance Acquisition Corp.

By:	/s/ Richard C. Davis
Richard C. Davis
Chief Executive Officer

Dated: March 8, 2022